

Sabine Resoagli · 2nd

Co-Founder at Accelerate3D

Austin, Texas, United States · Contact info

367 connections

You both know Justin Renfro, Adie Akuffo-Afful and 1 other

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Accelerate3D

MITx on edX

Experience

Co-Founder
Accelerate3D
Jan 2018 – Present · 3 yrs 6 mos
Austin, Texas Area

Accelerator Program
Founder Institute
Oct 2017 – Feb 2018 · 5 mos
Austin, Texas Area

Education

MITx on edX
MicroMasters, Supply Chain Management
2019 – 2022

Bates College
Bac, Physics and Art & Visual Culture

University of Buenos Aires
Material Science & Engineering

Skills & endorsements

Management · 2

Jeddy Yuan and 1 connection have given endorsements for this skill

Business Development · 1

Jeddy Yuan has given an endorsement for this skill

Currency Exchange

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